[Letterhead of Sanderson Farms]
December 15, 2009
VIA EDGAR AND FACSIMILE TRANSMISSION
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Sanderson Farms, Inc., File No. 001-14977
Form 10-K for the Fiscal Year Ended October 31, 2008
Form 10-Q for the Fiscal Quarter Ended July 31, 2009
Definitive Proxy Statement on Schedule 14A filed January 16, 2009
Dear Mr. Shenk:
     We respond to your letter dated November 25, 2009 that sets forth the staff’s additional comments on the referenced reports. Our responses are numbered according to your letter. Where the staff has requested that we provide a copy of our proposed expanded disclosure, we have revised the relevant sections of the referenced reports and provided the revised disclosure, marked to show changes, in exhibits to this letter. We understand that you are not requesting that we amend our past reports, but that we include revised disclosures in our future filings to address your comments. The attached exhibits reflect those revised disclosures.
Form 10-K for the Fiscal Year Ended October 31, 2008
1. Results of Operations
     Please see Exhibit A to this letter for revised disclosure reflecting the staff’s comments.
2. Liquidity and Capital Resources
     Please see Exhibit B to this letter for revised disclosure reflecting the staff’s comments.
3. Liquidity and Capital Resources

     In future filings, our discussion of investing and financing cash flows will address all of the reporting periods that are presented in our statement of cash flows.
* * * * *
     Please let us know whether the Company’s response and its proposed revised disclosures are satisfactory to the staff.
     The Company acknowledges that:
     1. the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filings;
     2. staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning our response, please contact me at (601) 649-4030 or our counsel, Maureen Brennan Gershanik, at (504) 586-5278.

Very truly yours, SANDERSON FARMS, INC.
By:	/s/ D. Michael Cockrell
D. Michael Cockrell
Chief Financial Officer and Treasurer

cc:	Sanderson Farms, Inc. Audit Committee
Mr. Brian Rotolo, CPA, Ernst & Young LLP
Mr. Henry E. Chatham, Jr., Wise Carter Child & Caraway, P.A.
Mr. Louis Y. Fishman, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P.
Ms. Maureen Brennan Gershanik, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P.

2

Exhibit A
Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
. . .
Results of Operations
. . .
Cost of sales for fiscal 2008 was $1,683.7 million as compared to $1,289.6 million, an increase of $394.0 million or 30.6% as compared to fiscal 2007. Cost of the Company’s poultry products increased $417.4 million, or 36.6%. ~~The~~
As illustrated in the table below, the
increase in the Company’s cost of sales of poultry products resulted from the increase in the pounds of poultry products sold of 17.8%, described above, and  ~~significantly higher~~
an approximately $301.4 million increase in
cost of feed grains
in flocks sold
during fiscal 2008 as compared to fiscal 2007.

2008			2007		Incr/(Decr)		% Incr/(Decr)
Description	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd

Feed in broiler flocks sold	$787,315	$0.3298	$485,915	$0.2397	$301,400	$0.0901	62.03%	37.58%

All other cost of sales	$771,941	$0.3234	$655,919	$0.3236	$116,022	($0.0002)	17.69%	-0.07%

Total poultry cost of sales	$1,559,256	$0.6532	$1,141,834	$0.5633	$417,422	$0.0898	36.56%	15.95%

Poultry Pounds Sold	2,387,164		2,026,920

A simple average of the Company’s cost of corn and soybean meal delivered during fiscal 2008 as compared to fiscal 2007 reflected increases of 29.8% and 48.4%, respectively.
Excluding feed in broiler flocks sold, all other costs of sales increased 116.0 million or 17.7% and is reflective of the increase in pounds of poultry products sold of 17.8%. These other costs of sales of poultry products include labor, contract grower pay, packaging and freight, among other cost.
Cost of sales of the Company’s prepared chicken products decreased $23.4 million or 15.8% due to the lower market prices for poultry products, which is a major component of the Company’s prepared chicken products, and a decrease in the pounds of prepared chicken products sold of 22.8% during fiscal 2008 as compared to fiscal 2007.
. . .
Results of Operations
. . .

A-1

Cost of sales was $1,289.6 million, an increase of $266.2 million, or 26.0% as compared to fiscal 2006. Cost of sales of the Company’s poultry products increased $224.3 million, or 24.4%. ~~The~~
As illustrated in the table below, the
increase in the cost of sales of the Company’s poultry products resulted primarily
from an increase in the pounds of poultry products sold of 14.0% and an increase of $155.7 million
in the ~~average~~ cost of feed in flocks sold ~~of 31.6%. These increases were~~
during fiscal 2007 as compared to fiscal 2006.

2007			2006		Incr/(Decr)		% Incr/(Decr)
Description	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd	Dollars	Per Pnd

Feed in broiler flocks sold	$485,915	$0.2397	$330,235	$0.1858	$155,680	$0.0539	47.14%	29.02%

All other cost of sales	$655,919	$0.3236	$587,330	$0.3305	$68,589	($0.0069)	11.68%	-2.07%

Total poultry cost of sales	$1,141,834	$0.5633	$917,565	$0.5163	$224,269	$0.0471	24.44%	9.12%

Poultry Pounds Sold	2,026,920		1,777,306

Excluding feed in broiler flocks sold, all other costs of sales increased $68.6 million or 11.7% and is reflective of the increase in pounds of poultry products sold of 14.1%. These other costs of sales of poultry products include labor, contract grower pay, packaging and freight, among other costs. The effect of the increase in pounds of poultry products sold of 14.1% was partially offset by increased efficiencies at the Company’s facilities in South Georgia and Collins, Mississippi during fiscal 2007 and the negative impact of Hurricane Katrina of $3.0 million on the Company’s Mississippi and Louisiana operations during the first quarter of fiscal 2006. In addition, the impact of Hurricane Katrina resulted in fewer pounds sold during the first quarter of fiscal 2006. As previously mentioned, the Company’s cost of sales was negatively impacted by an increase in the cost of feed grains during fiscal 2007 as compared to fiscal 2006. A simple average of the Company’s cost of corn and soybean meal during fiscal 2007 as compared to fiscal 2006 reflects an increase of 58.3% and 12.4%, respectively. Cost of sales of prepared food products increased $41.9 million or 39.6%. The Company’s cost of sales of prepared food products increased during fiscal 2007 as compared to fiscal 2006 due to an increase in the pounds of prepared food products sold of 28.1% and an increase in the cost of chicken, which is a major raw material in the Company’s prepared food products.

A-2

Exhibit B
Form 10-K for the Fiscal Year Ended October 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
. . .
Liquidity and Capital Resources
The Company’s working capital at October 31, 2008 was $188.8 million and its current ratio was 3.4 to 1. The Company’s working capital and current ratio at October 31, 2007 was $128.0 million and 2.6 to 1. ~~Working capital increased primarily as a result of increased income taxes receivable, current deferred income taxes related to the live broiler inventory adjustment and inventories for the new Waco, Texas complex~~.
The Company’s principal sources of liquidity include cash from operations and borrowings under the Company’s $300.0 million revolving credit facility with nine banks. At October 31, 2008, the Company has $138.7 million available, if needed, under this revolving credit facility.
Cash flows provided by (used in) operating activities during fiscal 2008 and fiscal 2007 were ($55.5) million and $99.2 million, respectively. The decrease in cash flows from operating activities between fiscal 2008 and fiscal 2007 of ($154.7) million relates primarily to the negative impact of higher cost of feed grains on the Company’s margins. An increase in cash received from customers of $283.3 million resulting from the additional pounds of products sold and a decrease in cash paid for income taxes of $17.7 million during fiscal 2008 as compared to fiscal 2007 were more than offset by increases in cash used for feed grains and operating activities of $413.1 million and cash paid to employees of $47.0 million.
Cash flows provided by (used in) operating activities during fiscal 2007 and 2006 were $99.2 million as compared to ($7.9) million, respectively. The improvement in cash provided by operating activities of $107.1 million relates principally to improved margins during fiscal 2007 as compared to fiscal 2006, which were driven by improved market prices of poultry products partially offset by increased prices of feed grains. The increase in market prices for poultry products resulted in increased cash received from customers of $400.5 million and was somewhat offset by increased cash used for feed grains and operating activities of $275.0 million and income taxes during fiscal 2007 as compared to 2006 of $17.1 million.
Cash flows used in investing activities during fiscal 2008, 2007 and 2006 were $48.0, $113.3 and $81.6 million, respectively.
During fiscal 2008, the Company spent approximately $48.8 million on planned capital projects, which includes $8.1 million ~~spent~~ to ~~buy~~
acquire
land for the new complex in Kinston, North Carolina.
During fiscal 2007, the Company spent approximately $114.4 million on planned capital projects, which includes $88.2 million to complete construction of the Waco, Texas complex.

B-1

Excluding the Kinston, North Carolina and Waco, Texas projects, the Company’s remaining capital expenditures during fiscal 2008 and 2007 of $40.7 million and $26.2 million, respectively, is reflective of the Company’s normal improvement and replacement requirements.
Cash flows provided by financing activities during fiscal 2008, 2007 and 2006 were $105.1, $9.4 and $62.2 million, respectively. Approximately $11.6 million and $10.3 million, respectively, were used for payment of dividends during fiscal 2008 and 2007, and reflect the Company’s normal dividend rate. The Company borrowed $116.3 million during fiscal 2008 under its revolving credit facility to fund the effects of higher grain costs on operating activities, the fiscal 2008 capital expenditures and payment of dividends.
The Company’s capital budget for fiscal 2009 is approximately $17.2 million and will be funded by cash on hand, internally generated working capital, cash flows from operations and, if needed, borrowings under the Company’s revolving line of credit. The Company has $138.7 million available under the revolving line of credit at October 31, 2008. The fiscal 2009 capital budget includes approximately $1.2 million in operating leases. Without operating leases, the Company’s capital budget for fiscal ~~2008~~
2009
 would be $16.0 million.
~~In the second quarter of fiscal 2006, the Company issued $50.0 million in unsecured debt in a private placement. The note carries a 6.12% interest rate that matures in 2016 with annual principal installments of $10.0 million beginning in 2012. The note carries net worth, current ratio and debt to capitalization covenants comparable to that of the Company’s revolving credit facility.~~
On April 24, 2008, the Company announced that sites in Kinston, North Carolina had been selected for construction of a new feed mill, poultry processing plant and hatchery. These facilities will comprise a state-of-the-art poultry complex with the capacity to process 1.25 million birds per week for the retail chill pack market. At full capacity the complex will employ approximately 1,500 people, will require 130 contract growers, and will be equipped to process and sell 6.7 million pounds per week of dressed poultry meat at full production. On June 26, 2008, the Company announced that construction and start-up of the new Kinston, North Carolina complex would be placed on hold until such time that market fundamentals improve.
On May 1, 2008, the Company entered into a new revolving credit facility to, among other things, increase the available credit to $300.0 million, increase the capital expenditure limits to allow construction of the Kinston, North Carolina facility, and to change the covenant requiring a maximum debt to total capitalization ratio of 50% during fiscal 2008, 55% during fiscal 2009 and not to exceed 50% for fiscal 2010 and thereafter. The credit remains unsecured and, unless extended, will expire on May 1, 2013. The facility was amended on July 25, 2008 to set the capital budget limitations for fiscal 2008

B-2

at $60 million. As of October 31, 2008 the Company had borrowed $161.3 million under the revolving credit facility.
On October 9, 2008, the Company announced that it filed a Form S-3 “shelf” registration statement with the Securities and Exchange Commission to register for possible future sale of shares of the Company’s common and/or preferred stock at an aggregate offering price not to exceed $1.0 billion. The stock may be offered by the Company in amounts, at prices and on terms to be determined by the board of directors if and when shares are issued.
The Company regularly evaluates both internal and external growth opportunities, including acquisition opportunities and the possible construction of new production assets, and conducts due diligence activities in connection with such opportunities. The cost and terms of any financing to be raised in conjunction with any growth opportunity, including the Company’s ability to raise debt or equity capital on terms and at costs satisfactory to the Company, and the effect of such opportunities on the Company’s balance sheet, are critical considerations in any such evaluation.

B-3